Exhibit 3.1

ARTICLE 2
SHAREHOLDERS

2.1 Annual Meeting.  The annual meeting of the shareholders shall be held each year on such date and at such time as may be determined and selected by the Board of Directors, for the purpose of electing Directors and for the transaction of such other business as may come before the meeting.  If the day fixed for the annual meeting shall be a legal holiday in the State in which the annual meeting is to be held, such meeting shall be held on the next succeeding business day.  If the election of Directors shall not be held on the day designated herein for any annual meeting of the shareholders, or at any adjournment thereof, the Board of Directors shall cause the election to be held at a special meeting of the shareholders as soon thereafter as is convenient.